SECURITES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

     For the fiscal year ended December 31, 1998

                                       OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934

     For the transition period from   ______________ to____________

Commission file number 33-31502

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         LA-Z-BOY CHAIR COMPANY MATCHED
                             RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              LA-Z-BOY INCORPORATED
                            1284 North Telegraph Road
                             Monroe, Michigan 48162
                            Telephone (734) 242-1444


                          This report contains 17 pages


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          LA-Z-BOY CHAIR COMPANY MATCHED
                                          RETIREMENT SAVINGS PLAN

                                          By La-Z-Boy Incorporated
                                          Plan Administrator

Date:  June 29, 1999                      By /s/Gene M. Hardy
                                             -------------------------------
                                                     Gene M. Hardy
                                               Secretary and Treasurer





La-Z-Boy Chair Company
Matched Retirement Savings Plan
Financial Statements and
Supplemental Information
December 31, 1998 and 1997


La-Z-Boy Chair Company
Matched Retirement Savings Plan

Index to Financial Statements and Supplemental Information


                                                        Page
Financial Statements:

Report of Independent Accountants                                  5

     Statement of Net Assets Available for Benefits,
      with Fund Information at December 31, 1998                   6

     Statement of Net Assets Available for Benefits,
      with Fund Information at December 31, 1997                   7

     Statement of Changes in Net Assets Available for
      Benefits, with Fund Information for the Year
      Ended December 31, 1998                                      8

Notes to Financial Statements                                     9-14

Supplemental Information:*

     Line 27a - Schedule of Assets Held for Investment Purposes
      at December 31, 1998                                      Schedule I

     Line 27b - Schedule of Loans or Fixed Income Obligations
      at December 31, 1998                                      Schedule II

     Line 27d - Schedule of Reportable Transactions for the
      Year Ended December 31, 1998                              Schedule III


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



                        Report of Independent Accountants



To the Participants and Administrator of La-Z-Boy Chair Company
Matched Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits, with fund information and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of La-Z-Boy Chair Company Matched Retirements Savings Plan ("the Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in comformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Loans or Fixed Income Obligations and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net asssets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. These supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 25, 1999



La-Z-Boy Chair Company                                                     2
Matched Retirement Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------------------------------------------------
                                                    December 31, 1998
                                  ----------------------------------------------------------------------------------------

                                                                                             Fixed    Company
                                    Bond      Balanced     Equity     Growth       Loan     Income     Stock
                                    Fund        Fund        Fund       Fund        Fund      Fund      Fund       Total
                                  ---------- ---------- ----------- ---------- ---------- -------- ----------- -----------
Assets
   Employee Benefit
     Money Market Fund                                                                                $235,818    $235,818
                                                                                                   ----------- -----------
     Investments, at fair value
          Prism Reserve Fund      $9,376,646                                                                     9,376,646
          Victory Balanced Fund               9,447,520                                                          9,447,520
          Victory Stock Index Fund                       12,347,365                                             12,347,365
          Victory Special Growth
           Fund                                                      4,627,700                                   4,627,700
          Prism Victory Financial
           Reserve Fund                                                                    679,460                 679,460
          Company's Common Stock                                                                    33,509,994  33,509,994
                                  ---------- ---------- ----------- ---------- ---------- -------- ----------- -----------
                Total Investments  9,376,646  9,447,520  12,347,365  4,627,700             679,460  33,509,994  69,988,685
                                  ---------- ---------- ----------- ---------- ---------- -------- ----------- -----------
     Receivables
          Interest/dividends
           receivable                                                                                    1,080       1,080
          Participant loans
           receivable                                                           6,535,884                        6,535,884
                                                                               ----------          ----------- -----------
               Total receivables                                                6,535,884                1,080   6,536,964
                                  ---------- ---------- ----------- ---------- ---------- -------- ----------- -----------
     Net assets available for
      benefits                    $9,376,646 $9,447,520 $12,347,365 $4,627,700 $6,535,884 $679,460 $33,746,892 $76,761,467
                                  ========== ========== =========== ========== ========== ======== =========== ===========

The accompanying notes are an integral part of these financial statements.



La-Z-Boy Chair Company                                                     3
Matched Retirement Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------------------------------------------------
                                                   December 31, 1997
                                  ----------------------------------------------------------------------------------------

                                                                                            Fixed    Company
                                    Bond      Balanced     Equity     Growth       Loan     Income    Stock
                                    Fund        Fund        Fund       Fund        Fund      Fund      Fund       Total
                                  ---------- ---------- ----------- ---------- ---------- -------- ----------- -----------

Assets
     Cash and cash equivalents
          Cash                                $     201  $     710   $     509   $ 14,893   $  469               $  16,782
          Employee Benefit Money
           Market Fund                                                                             $    65,702      65,702
                                             ---------- ----------- ---------- ---------- -------- ----------- -----------
               Total cash and cash
               equivalents                          201        710         509     14,893      469      65,702      82,484
                                             ---------- ----------- ---------- ---------- -------- ----------- -----------
     Investments, at fair value
          Prism Reserve Fund      $8,345,648                                                                     8,345,648
          Victory Balanced Fund               7,712,455                                                          7,712,455
          Victory Stock Index Fund                       9,486,641                                               9,486,641
          Victory Special Growth
           Fund                                                      5,216,558                                   5,216,558
          Prism Victory Financial
           Reserve Fund                                                                    379,839                 379,839
          Company's Common Stock                                                                    25,317,308  25,317,308
                                  ---------- ---------- ----------- ---------- ---------- -------- ----------- -----------
               Total investments   8,345,648  7,712,455  9,486,641   5,216,558             379,839  25,317,308  56,458,449
                                  ---------- ---------- ----------- ---------- ---------- -------- ----------- -----------
     Receivables
          Interest/dividends
           receivable                                                                                      558         558
          Participant loans
           receivable                                                           4,656,998                        4,656,998
          Other receivables            1,178      2,094      1,918       1,683                 139                   7,012
                                  ---------- ---------- ----------- ---------- ---------- -------- ----------- -----------
               Total receivables       1,178      2,094      1,918       1,683  4,656,998      139         558   4,664,568
                                  ---------- ---------- ----------- ---------- ---------- -------- ----------- -----------
Net assets available for
 benefits                         $8,346,826 $7,714,750 $9,489,269  $5,218,750 $4,671,891 $380,447 $25,383,568 $61,205,501
                                  ========== ========== =========== ========== ========== ======== =========== ===========

The accompanying notes are an integral part of these financial statements.


La-Z-Boy Chair Company                                                   4
Matched Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
-------------------------------------------------------------------------------------------------------------------------------
                                For the Year Ended December 31, 1998
                                -----------------------------------------------------------------------------------------------


                                                                                              Fixed      Company
                                    Bond      Balanced     Equity      Growth        Loan     Income      Stock
                                    Fund        Fund        Fund        Fund         Fund      Fund       Fund         Total
                                ----------  ----------  -----------  ----------  ----------  --------  -----------  -----------
Additions
  Investment Income:
          Net appreciation in
           fair value of
           investments            $490,117    $658,055   $1,403,154                           $24,049   $5,973,340   $8,548,715
          Interest and dividends        70     749,168    1,260,030          $5    $457,839       975      549,173    3,017,260
                                ----------  ----------  -----------  ----------  ----------  --------  -----------  -----------
                                   490,187   1,407,223    2,663,184           5     457,839    25,024    6,522,513   11,565,975
                                ----------  ----------  -----------  ----------  ----------  --------  -----------  -----------
Contributions
     Employer                    1,372,456   1,132,704    1,474,408     914,600               251,178    4,096,822    9,242,168
     Rollovers                      12,277      98,081       15,961      11,867                 5,681       22,404      166,271
                                ----------  ----------  -----------  ----------  ----------  --------  -----------  -----------
          Total contributions    1,384,733   1,230,785    1,490,369     926,467               256,859    4,119,226    9,408,439
                                ----------  ----------  -----------  ----------  ----------  --------  -----------  -----------
          Total additions        1,874,920   2,638,008    4,153,553     926,472     457,839   281,883   10,641,739   20,974,414
                                ----------  ----------  -----------  ----------  ----------  --------  -----------  -----------
Deductions
     Net depreciation in
      fair value of investments                                         527,384                                         527,384
     Benefit payments              511,194     535,307      717,448     362,147     344,377    50,318    2,298,827    4,819,618
     Administrative fees                                                                                    71,446       71,446
                                ----------  ----------  -----------  ----------  ----------  --------  -----------  -----------
          Total deductions         511,194     535,307      717,448     889,531     344,377    50,318    2,370,273    5,418,448
                                ----------  ----------  -----------  ----------  ----------  --------  -----------  -----------
Net increase prior to
 interfund transfers             1,363,726   2,102,701    3,436,105      36,941     113,462   231,565    8,271,466   15,555,966
Interfund transfers               (333,906)   (369,931)    (578,009)   (627,991)  1,750,531    67,448       91,858
                                ----------  ----------  -----------  ----------  ----------  --------  -----------  -----------
Net Increase (Decrease)          1,029,820   1,732,770    2,858,096    (591,050)  1,863,993   299,013    8,363,324   15,555,966

Net assets available
 for benefits
     Beginning of year           8,346,826   7,714,750    9,489,269   5,218,750   4,671,891   380,447   25,383,568   61,205,501
                                ----------  ----------  -----------  ----------  ----------  --------  -----------  -----------
     End of year                $9,376,646  $9,447,520  $12,347,365  $4,627,700  $6,535,884  $679,460  $33,746,892  $76,761,467
                                ==========  ==========  ===========  ==========  ==========  ========  ===========  ===========

The accompanying notes are an integral part of these financial statements.



1.     Description of the Plan

     The following description of the La-Z-Boy Chair Company Matched Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     La-Z-Boy Incorporated (the Company) sponsors the Plan, which is a defined contribution plan covering eligible employees. The Plan is administered by a Central Board of Administration (the Board) appointed by the Board of Directors of the Company. The Company has appointed Key Trust Company of Ohio, N.A. (Trustee), as the Plan's trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Participation
     Employees who have completed 1,000 hours of service in a six month period and have attained age twenty-one are eligible to become participants as of January 1 or July 1 following their qualification, with the exception of employees of the Company's ineligible subsidiaries.

     Vesting
     Participants are always fully vested in their own deferral accounts and become fully vested in the Company's matching contribution accounts after five years of service.

     Contributions
     Contributions to the Plan consist of the following:

     a. compensation deferral contributions authorized by the participant in an amount up to fifteen percent of eligible compensation for participants who do not participate in the La-Z-Boy Chair Company Profit Sharing Plan ("Profit Sharing Plan") or up to seven percent for those participants who do not participate in the Profit Sharing Plan:

     b. an employer matching contribution equal to fifty percent of each participant's compensation deferral contribution, to a maximum of two percent of the participant's eligible compensation during the plan year;

     c. eligible Plan participants who do not participate in the Profit Sharing Plan are entitled to an additional contribution equal to twenty-five percent of the participants eligible compensation in excess of two percent, but not to exceed three percent or four percent (depending on eligibility);


1.     Description of the Plan (continued)

     Contributions (continued)

     d. during 1998, the Plan was amended to allow employees who do not participate in the Profit Sharing Plan, whose sum of age and years of service is greater than seventy-five, to receive an additional amount of employer match from the Company;

     e. any forfeiture restoration amount; and

     f. amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or "rollovers" from selected individual retirement arrangements.

     However, total individual participant compensation deferral contributions shall not exceed the lesser of:

     a. fifteen percent of the eligible compensation of the participant during the plan year; or

     b. the aggregate individual participant limitations set forth under Section 415 of the Internal Revenue Service Code (IRS Code).

Included in employer contributions for 1998 and 1997 are participant compensatiion deferrals of $7,260,148 and $6,440,189, respectively. The company's matching contributions for 1998 and 1997 included $1,982,020 and $1,626,762 in non cash contributions of the Company's common stock, respecitvely.

The forfeited, nonvested portion of a terminated participant's account may be used to reduce the Company's matching contribution. During 1998 and 1997, $86,185 and $123,479, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested.

1.     Description of the Plan (continued)

     Plan Benefits
     Participants having five years of service under the Plan are entitled to the full value of their accounts beginning at normal retirement age (sixty-five). Participants with at least ten years of participation are eligible for early retirement at age fifty-five. The value of a retiree's accounts will normally be paid within sixty days after the end of the month in which he or she retires.

     If a participant's total vested account balance is below $3,500, the benefit payment will be made in the form of a lump sum cash payment. If the total vested account balance exceeds $3,500, the participant may elect to receive the portion of their account which is invested in the Company Stock Fund in cash or in La-Z-Boy Incorporated common stock. The remainder of the account balance is paid in the form of a lump sum cash payment.

     Death Benefits
     Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible after the end of the plan year following the death, the value of the participant's account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

     Disability Benefits
     Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

     Hardship or Financial Need
     Upon application by the participant, the Board may direct distribution of such participant's funds to alleviate extreme hardship. In no event shall the amount exceed eighty percent of the participant's total compensation deferral contribution balance. The distribution shall be subject to personal income and excise taxes.

     A participant may also apply to borrow an amount not less than $1,000 or greater than the lesser of $50,000 or fifty percent of the participant's vested account balance in the Plan. Interest rates on any loans granted are determined by the Board.


2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accounts of the Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

2.     Summary of Significant Accounting Policies (continued)

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Expenses of the Plan
     Investment advisory and management fees are paid by the Plan. All other Plan expenses and professional fees are paid by the Company.


     Investments
     Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Securities not so traded are valued at the latest available and appropriate bid price on that date. Fund investments are valued based on the market value of the underlying investments as of the last business day of the year. Participant loans receivable are valued at cost which approximates fair value.

     Net Appreciation and Depreciation of Investments
     Realized gains and losses are calculated by taking the proceeds from the sale of assets less the fair value of the assets at the beginning of the plan year, or at the time of purchase if acquired during the current plan year. Unrealized appreciaiton and depreciation of investments is calculated by taking the fair value of the assets at the end of the plan year less the fair value of the assets at the beginning of the plan year, or at the time of purchase if acquired during the current plan year.

     Reclassification
     Certain amounts in the prior year have been reclassified to conform with the current year's presentation.

     Allocation of Assets
     A participant's salary deferral contributions are allocated to the individual's account each pay period. The Company's matching contributions are allocated to each participant's account monthly. Changes in the fair market value of assets, investment income and gains and losses on the disposition of assets are allocated to participants' accounts on a daily basis in proportion to their account balance.


3.     Investment Options

     The Plan provides participants with six investment options as follows:

     Bond Fund - funds are invested in shares of a registered investment company that invests in U.S. Treasury bonds and securities of various U.S. government agencies.

     Balanced Fund - funds are invested in shares of a registered investment company that invests in corporate stocks and bonds and various U.S. government agencies.

     Equity Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks that are expected to reflect Standard and Poor's 500 Composite Index performance.

     Growth Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks that are believed by the fund manager to have future returns greater than the Standard and Poor's 500 Composite Index.

     Fixed Income Fund - funds are invested in shares of a registered investment company that invests in money market accounts, short-term certificates of deposit, U.S. government bonds and corporate notes.

     Company Stock Fund - funds are invested in the Company's common stock.

     Allocations to the funds are made in five percent increments. Participants may change the allocation of contributions among the investment options and transfer amounts between investment options every ninety days. The Company's matching contribution is invested in the Company's common stock.


4.     Party-in-interest

     Investments in the Company Stock Fund consist of 1,881,210 and 587,068 shares of La-Z-Boy Incorporated common stock at December 31, 1998 and 1997, respectively. Shares for this fund are purchased on the open market or from the Company's treasury shares at fair market value. At December 31, 1998 and 1997, the Plan held certain assets in mutual funds managed by the trustee. Any purchases and sales of these funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRS Code and ERISA.


5.     Tax Status of the Plan

     The Internal Revenue Service has determined and informed the Company by a letter dated July 6, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRS Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRS Code.


6.     Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien which may then or thereafter exist and be due the Trustee.






La-Z-Boy Chair Company                                           Schedule I
Matched Retirement Savings Plan

Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998
--------------------------------------------------------------------------------

     Identity of                                                       Current
 Issuer or Borrower     Description of Investment            Cost       Value

La-Z-Boy Incorporated La-Z-Boy Incorporated Common Stock $19,287,842 $33,509,994 Key Trust Company of
 Ohio, N.A.           Employee Benefit Money Market Fund     235,818     235,818
Key Trust Company of
 Ohio, N.A.           Prism Reserve Fund                   7,974,705   9,376,646
Key Trust Company of
 Ohio, N.A.           Victory Balanced Fund                7,675,846   9,447,520
Key Trust Company of
 Ohio, N.A.           Victory Stock Index Fund             8,627,642  12,347,365
Key Trust Company of
 Ohio, N.A.           Victory Special Growth Fund          4,688,383   4,627,700
Key Trust Company of
 Ohio, N.A.           Prism Victory Financial Reserve Fund   644,487     679,460
Participant Loans     Interest rates ranging
                      from 8.75% through 9.50%;
                      Maturity dates ranging
                      from 1999 through 2013                  --       6,535,884
                                                         ----------- -----------
                                                         $49,134,723 $76,760,387
                                                         =========== ===========

* Key Trust Company of Ohio, N.A., La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.

This schedule was prepared from data certified by the trustee of the Plan.


La-Z-Boy Chair Company                                         Schedule II
Matched Retirement Savings Plan

Line 27b - Schedule of Loans or Fixed Income Obligations
December 31, 1998

                                  Amount of
                                  principal
                                 and interest   Unpaid                 Amount of
   Identity and        Original    received    balance at              principal
    address of          amount      during      end of    Description and interest
     obligator         of loan  reporting year   year       of loan     overdue
*  K. Davis               $ 1,900     $    11      $ 1,449    08/01/97    $    99
   3607 Gail Drive Apt. B
   Florence, SC  29501

*  Melissa Curtis           4,800          71        4,368    06/04/98        283
   P.O. Box 248
   Hudson, NC  28638

*  Bobby Bullard            5,000         106        5,000    04/03/98      1,692
   629 Wahee Rd
   Marion, SC  29571

*  Monty Hutson             5,800          17        5,800    09/03/98        173
   11010 Iris Rd
   Neosho, MO  64850

*  Suzanne Depalma          1,500          17          973    11/13/96        207
   25821 Telegraph Rd #65
   Flat Rock, MI  48134

*  Wayne Collins, Jr        2,683          15        1,528    12/03/96         46
   441 Montague St
   Dayton, TN  37321

*  Jeffrey Pelfrey          2,500          12        1,460    06/24/96          6
   241 Rattan Lane
   Dayton, TN  37321

*  David Daniels            3,000          44        1,013    10/10/96         88
   368 Walkerton Rd
   Dayton, TN  37321

*  James Mincy              3,000          22          921    08/13/96        119
   143 Price Circle
   Spring City, TN  37381

*  Deborah Johnson          9,800          48        4,694    09/27/96        620
   450 Dyer Hollow RD
   Dayton, TN  37321

*  Darrell Iles             1,220           6          996    08/14/97         18
   P.O. Box 223
   Graysville, TN  37338

*  Sherry Wilkey            9,214          49        7,658    03/02/98      1,232
   2250 Cooper Rd
   Sale Creek, TN  37373

*  Lorin Curtis             2,300          11          527    10/01/94         97
   P.O. Box 42
   Goodman, MO  64843

*  Gary Nelson              3,000          22          411    02/22/96        154
   P.O. Box 154
   Goodman, MO  64843

*  Marlyce Hansen          16,500         160       16,500    08/21/98        798
   49 North 400 East
   Garland, UT  84337

*  Heidi Stevenson          1,056           5          890    11/03/97         15
   465 W 600 S
   Tremonton, UT  84337

*  David Alferez            1,800           8          501    06/11/94        309
   1317 Agate
   Mentone, Ca  92359

*  Howard Smith             3,436          25         1557    12/30/96        237
   3930 Oak Hill Road
   Dayton, TN  37321

*  Participants are known parties-in-interest of the Plan.



La-Z-Boy Chair Company                                           Schedule III
Matched Retirement Savings Plan

Line 27d - Schedule of Reportable Transactions* For the Year Ended December 31,
1998

                                                                                                              Current Value
 Identity                                                                                                      of Asset on
 of party                                                                 Purchase     Selling      Cost of    Transaction  Net Gain
 Involved                            Description of Asset                   Price       Price        Asset         Date    or (Loss)
Key Trust Company of Ohio, N.A.   Victory Stock Index Fund               $3,050,762               $3,050,762   $3,050,762
Key Trust Company of OHio, N.A.   Victory Stock Index Fund                           $1,593,192    1,079,199    1,593,192   $513,993

Key Trust Company of Ohio, N.A.   Employee Benefits Money Market Fund     4,463,973                4,463,973    4,463,973
Key Trust Company of Ohio, N.A.   Employee Benefits Money Market Fund                 4,293,857    4,293,857    4,293,857

Key Trust Company of Ohio, N.A.   Victory Balanced Fund                   2,088,307                2,088,307    2,088,307
Key Trust Company of Ohio, N.A.   Victory Balanced Fund                               1,011,297      803,523    1,011,297    207,774

Key Trust Company of Ohio, N.A.   La-Z-Boy Incorporated Common Stock      1,849,833                1,849,833    1,849,833
Key Trust Company of Ohio, N.A.   La-Z-Boy Incorporated Common Stock                  1,483,960      797,252    1,483,960    686,708

* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets at December 31, 1997, as defined by section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

This schedule was prepared from data certified by Key Trust Company of Ohio, N.A., the trustee of the Plan.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-03097) of La-Z-Boy Incorporated of our report dated June 25, 1999 relating to the financial statements of the La-Z-Boy Chair Company Matched Retirement Savings Plan, which appears in this form 11-K.

PricewaterhouseCoopers LLP

Toledo, Ohio
June 28, 1999